United States securities and exchange commission logo





                              April 28, 2022

       Aneil Manhas
       Chief Executive Officer
       Bruush Oral Care Inc.
       30 Wellington Street West, 5th Floor
       Toronto, ON M5L 1E2
       Canada

                                                        Re: Bruush Oral Care
Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 1,
2022
                                                            CIK No. 0001913210

       Dear Mr. Manhas:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       About this Prospectus, page 1

   1. We note your cautionary statements concerning the representations, warranties and covenants made in
agreements filed as exhibits to the registration statement. Disclosure regarding an
agreement's representations, warranties and covenants in a registration statement (whether
through incorporation by reference or direct inclusion) constitutes a disclosure to
investors, and you are required to consider whether additional disclosure is necessary in order to
put the information contained in, or otherwise incorporated into that publication, into
context so that such information is not misleading. Please refer to Report of Investigation
Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and
 Aneil Manhas
FirstName
Bruush OralLastNameAneil Manhas
              Care Inc.
Comapany
April       NameBruush Oral Care Inc.
       28, 2022
April 228, 2022 Page 2
Page
FirstName LastName
         Commission Statement on potential Exchange Act Section 10(b) and
Section 14(a)
         liability, Exchange Act Release No. 51283 (Mar. 1, 2005). If you continue to use these cautionary statements in your registration statement, please revise them to remove any implication that the agreements do not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under the federal securities laws and that might otherwise contradict the representations, warranties and covenants contained in the agreements and will update such disclosure as required by federal securities laws.
Prospectus Summary, page 3

2. The disclosure in the summary should be a balanced presentation of your business. Please balance the description of the opportunity you see in your market, your value proposition and your growth strategy with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, revise your disclosure to also discuss your history of recurring net losses, risks related to your current branding strategy, and any risks your business may face as a result of the COVID-19 pandemic.
3. We note your intention to launch several new products in 2022. Please discuss the development efforts needed to commercially launch these products, where your development efforts currently stand with respect to each of these products and the regulatory approvals necessary in order commence selling these products to the public.
4. We note your disclosure on page 24 that you "accepted a lower selling price per Br ush
         Kit to increase market penetration and increase brand awareness, as well as increase
         [y]our active subscriber base to generate more future recurring revenue from [y]our
         Br ush Refill subscription program" as well as on page 26 that you "accepted a higher operating loss to increase brand awareness and continue to build [y]our active subscriber base to generate more future recurring revenue through our Br ush Refill subscription program." Please revise your disclosure in the Prospectus Summary as well as the
         Business Section to discuss this branding strategy. Furthermore, please revise your Risk
         Factors to address any risks associated with this strategy that lowers selling price to increase market penetration and brand awareness and which has resulted in a history of net losses for your business.
The Opportunity, page 3

5. We note your statement that "[o]ral care professionals agree that brushing with an electric toothbrush is one of the most crucial steps to improving oral health." Please revise your disclosure to provide your basis for this statement.
6. Please identify the studies referred to in this section that were reviewed by the Company.
         Please also tell us whether you commissioned the report by Mintel, and, if so, analyze whether you are required to file a consent pursuant to Rule 436 of the Securities Act.
 Aneil Manhas
FirstName
Bruush OralLastNameAneil Manhas
              Care Inc.
Comapany
April       NameBruush Oral Care Inc.
       28, 2022
April 328, 2022 Page 3
Page
FirstName LastName
Our Value Proposition, page 3

7. We note your statements discussing your leadership in the electric toothbrush market and your position relative to your competition here and throughout the registration statement.
         For example, you state here that you offer consumers a "top-of-the-line" or "high-quality electric toothbrush" at "a more affordable price than a comparable electric toothbrush from the competition" and that your toothbrush is equipped with "industry-leading technology." We also note that on page 4 you state that your "the Br ush Toothbrush is one of the sleekest looking brushes on the market." Please revise your disclosure here and throughout the registration statement, including in the Competition subsection on page 36, to provide the basis for any statements regarding your competitive position and comparisons between your products and those of your competitors. Refer to Item 4.B.7. of
         Form 20-F.
8. We note your discussion of your subscription program and in particular, your statement that "almost 80% of [y]our customers purchased a Br ush Kit with a Subscription," which you state "evidences the fact that this aspect of [y]our value proposition is very appealing to the consumers." We also note, however, your statement on page 24 that "[you] accepted a lower selling price per Br ush Kit to [...] increase [y]our active subscriber base to generate more future recurring revenue from [y]our Br ush Refill subscription program."
         In light of this statement, please revise your discussion here to provide greater context on your strategy for your subscription program including how you are appealing to customers through your current subscription offering.
Growth Strategy, page 4

9. We note your statement here and throughout the registration statement that you have "over
         27,000 active subscriptions" or "active subscribers." Please revise your disclosure to define an "active subscription."
Introduce new products, page 4

10. We note that you plan to launch a suite of new oral care products in 2022 that are
         "[r]ooted in innovative, effective ingredients and elegant formulations." Please expand your disclosure to discuss how these new products are innovative and to provide the basis upon which you have determined that they are effective. To the extent that any of these products would need regulatory approvals prior to commercialization, please discuss those approvals and whether you have obtained them. For products requiring approval by, for example, the FDA or a foreign government equivalent, conclusions regarding efficacy and safety are determinations that only the FDA or a foreign government equivalent has the authority to make. In the case that your products will need such approvals, but they have not yet been obtained, please revise your disclosure throughout your document, including but not limited to the statement noted here, to eliminate the implication that your product candidates have been or will ultimately be determined safe and/or effective or have demonstrated safety and/or efficacy for purposes of approval by the FDA or comparable
 Aneil Manhas
FirstName
Bruush OralLastNameAneil Manhas
              Care Inc.
Comapany
April       NameBruush Oral Care Inc.
       28, 2022
April 428, 2022 Page 4
Page
FirstName LastName
         agency.
The Offering
Use of Proceeds, page 5

11. Please revise your disclosure here regarding the expected uses of your net proceeds to align with the specific purposes that you describe in the Use of Proceeds section on page
         21.
Risk Factors, page 8

12. Please expand your risk factor disclosure to include a risk factor discussing any material cybersecurity risks and developments you face, in particular as an e-commerce company.
         To the extent you have been materially impacted by a cybersecurity breach, please include a description of the incident, costs, and other consequences. For additional guidance, please refer to CF Disclosure Guidance Topic No. 2 on Cybersecurity. Capitalization, page 19

13. Please revise your presentation to present cash rather than total current assets and to include total debt. Revise your calculation of total capitalization to only include total debt
         and total stockholders    deficiency.
Use of Proceeds, page 21

14. Please revise this section to provide more specific detail regarding the use of the funds to be allocated to your working capital needs, growth strategies and sales and marketing activities. For each category, please discuss what aspects of the purpose will be covered by the funds and how far into your plans for each purpose the funding will enable you to reach. For example, we note that you plan to launch several new oral care products in
         2022, including toothpaste, mouthwash, dental floss, a whitening pen and an electric toothbrush designed for kids. To the extent that some of these proceeds will go towards commercialization of these products, please discuss how far into the commercialization of each product you anticipate the funding will enable you to reach. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, please ensure that the order of priority of such purposes is given, as well as the amount and sources of other funds needed. Refer to Item 3.C. of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24

15. Please expand your discussion and analysis of revenues to quantify the extent to which changes in volume, pricing and mix of products (i.e., kits versus refills) sold had on revenues for each period presented. Refer to Item 303(b)(2)(iii) of Regulation S-K and
         Sections 501.04 and 501.12 of the Financial Reporting Codification. Aneil Manhas
FirstName
Bruush OralLastNameAneil Manhas
              Care Inc.
Comapany
April       NameBruush Oral Care Inc.
       28, 2022
April 528, 2022 Page 5
Page
FirstName LastName
16. Please quantify the amount of discounts recognized as an offset to revenues for each period presented given the material impact to gross profit. Refer to
Item 303(b)(2) of
         Regulation S-K and Section 501.12 of the Financial Reporting Codification.
17. Please expand your disclosure for the fair market value of warrants to describe the factors contributing to the significant increase in fair value of the warrants from the issuance of the July/August 2020 warrants to the issuance of the August/September 2020 warrants.
Liquidity and Capital Resources, page 27

18. We note that inventory is a significant component of total current assets as of the two most recent balance sheet dates. As such, please include the inventory turnover ratio or other measure used by management to monitor inventory for each period presented along with an analysis of the ratio trends. Refer to Item 303(b)(1) of Regulation S-K and
         Section 501.13.b. of the Financial Reporting Codification for guidance.
Financial Instruments and Risk Management, page 32

19. Please expand your disclosures for foreign exchange risk to disclose the amount of financial assets held in Canadian dollars by type of financial asset. Business, page 34

20. We note your disclosure on page 35 that you currently sell products in the United States and Canada. Please revise your Business section to provide a breakdown of total revenues by geographic market for the last three financial years. Refer to Item 4.B.2. of Form 20-F.
Facilities, Production and Distribution, page 35

21. We note your disclosure that you develop and manufacture products with third-party manufacturing partners located in Canada and China. Given the ongoing impact from the outbreak of COVID-19, in particular in China, please revise your disclosure to address whether you or your third-party manufacturing partner in China have experienced any availability problems or supply shortages related to raw materials, interruptions or delays related to the manufacture of your products in China or any interruptions or delays with respect to moving your product from your manufacturers in Canada and China to your distributor in Utah. To the extent that there is a material risk to the manufacturing and/or distribution of your products due to the ongoing COVID-19 pandemic, please also revise your Risk Factors to specifically address this risk.
Sales Channels, page 35

22. We note that you have partnered with third-party retailers including Indigo, Harry Rosen,
         Macy's and Urban Outfitters who sell your products on their websites. Please clarify whether you have commercial arrangements in place with these retailers. Furthermore, to the extent you are dependent upon any contract you have in place with your partners, please disclose the material terms of any such contract and file it as an exhibit to the
 Aneil Manhas
FirstName
Bruush OralLastNameAneil Manhas
              Care Inc.
Comapany
April       NameBruush Oral Care Inc.
       28, 2022
April 628, 2022 Page 6
Page
FirstName LastName
         registration statement. Alternatively, advise us why such agreement is not material and required to be described and filed. Refer to Item 4.B.6, Item 10.C. and Section 4.(a) to the
         Instructions as to Exhibits of Form 20-F.
23. We note the estimated market size included in this section is for the oral care market.
         Please provide the market size for electronic toothbrushes and the your current share of that market.
Brand Strategy, page 36

24. Please revise your disclosure here to further explain your unique brand strategy. Please explain what your "organic seeding programs" are and how you generate omni-channel content through these programs. We also note that you "received over 200 brand-elevating press placements" with various press outlets. Please explain how you generate these press placements and whether you pay for these placements. Finally, we note that you have collaborated "with over 200 on-brand influencers." Please explain how you generate these collaborations and whether you have any commercial arrangements in place with these influencers. To the extent that you depend on any such arrangement with an influencer, please disclose the material terms of the arrangement and file it as an exhibit to the registration statement. Refer to Items 4.B.5. and 4.B.6. as well as
Section 4.(a) to the
         Instructions as to Exhibits of Form 20-F.
Partnership with Kevin Hart, page 36

25.      Please expand your discussion here of your Endorsement Agreement with
K. Hart
         Enterprises, Inc., to disclose all material terms of the agreement including each parties'
         rights and obligations as well as a more detailed explanation of the various compensation terms.
Regulatory Environment, page 37

26. Please expand your discussion of the regulatory environment in which your business operates to include a discussion of any material effects of Canadian government regulations on your business. Furthermore, we note that you intend to commercialize various new oral care products in 2022 such as toothpaste, mouthwash, dental floss and whitening. To the extent that the commercialization of any of these new products would be subject to government regulations such as FDA approval, please revise your discussion here to describe the material effects of such government regulations. Intellectual Property, page 38

27. Please revise your disclosure here to specify the product(s) to which these patents relate as well as the expiration dates of these patents. Furthermore, to the extent that you have any pending or planned patent applications related to the products you intend to launch in
         2022, please provide for each pending on planned patent application the following information:
 Aneil Manhas
FirstName
Bruush OralLastNameAneil Manhas
              Care Inc.
Comapany
April       NameBruush Oral Care Inc.
       28, 2022
April 728, 2022 Page 7
Page
FirstName LastName
                the specific product to which the patent relates;
                whether the patent is owned or licensed;
                the type of patent protection (for example, composition of matter, use, or process);
                the patent expiration dates; and
                the applicable jurisdictions.
Management
Executive Officers, page 39

28. Please include the age for each of your officers and directors and provide clear disclosure regarding their business experience during the last five years, including the companies at which they worked and the dates of employment at each company. Equity Compensation Plan, page 43

29. Please revise your disclosure to describe the material terms of the existing Stock Option
         Plan. Refer to Item 6.E.2. of Form 20-F.
Executive and Director Compensation
Employment, Consulting and Management Agreements, page 44

30. Please revise your disclosure to include a summary of the material terms of the employment agreement between the company and Matthew Kavanagh. Summary Compensation Table, page 44

31. Please tell us why the amount of stock-based compensation is not included in the summary compensation table.
Principal Shareholders, page 45

32. To the extent known, please disclose any significant change in the percentage ownership held by any major shareholders during the past three years. Refer to
Item 7.A.1.(b) of
         Form 20-F.
33. Please include the share ownership information for each officer and director of the company. Please also revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by Yaletown Bros Ventures Ltd.
Experts, page 61

34. Please include the identification of your independent registered public accounting firm and specific reference to their reports on your consolidated financial statements as experts in auditing and accounting. Refer to Item 4 of Form F-1 and Item 10.G. of Form 20-F for
         guidance.
 Aneil Manhas
FirstName
Bruush OralLastNameAneil Manhas
              Care Inc.
Comapany
April       NameBruush Oral Care Inc.
       28, 2022
April 828, 2022 Page 8
Page
FirstName LastName
Notes to the Financial Statements
3. Summary of Significant Accounting Policies and Use of Estimates and Judgments, page F-9

35. Please include your accounting policy for the identification of operating and reportable segments. To the extent that you have more than one reportable segment, please provide the disclosures required by IFRS 8.20 through .30. Finally, provide the entity-wide disclosures required by IFRS 8.31 through .34 regardless of the number of reportable segments identified.
Revenue recognition, page F-9

36. Please revise to more clearly describe the arrangements underlying your deferred revenue liability account and provide the disclosures required by IFRS 15.116-118.
37. We note from page 3 that you distribute a starter kit, which includes a toothbrush, brush heads, a charger and travel case and separately a refill kit that only includes brush heads.
         We also note within MD&A that you attribute changes in sales and gross margins to the differences between the two products. Accordingly, please revise to provide the disaggregation of revenue disclosures required by IFRS 15.114-115 for your starter kits and refill kits.
Research and development costs, page F-11

38. Please expand your disclosure to state the amount of research and development costs expensed for each period presented.
Share capital, page F-13

39. We note your accounting policy is to assign warrants issued as part of a unit a residual value only to the extent that the price of the unit exceeds the market price of the underlying share at issuance otherwise it is assigned no value. Please expand your accounting policy to clarify that this assumes the warrant is equity classified and to also provide your accounting policy for warrants issued as part of a unit that does not qualify for equity classification. Refer to IAS 32.
Critical accounting estimates and significant management judgments, page F-14

40. Please include a discussion of the estimates and judgments management made to estimate the fair value of the Class B common shares that are underlying and drive the fair value of warrants and stock-based compensation. In this regard, we did not note any cash transactions during the nine-months ended October 31, 2021.
12. Share Capital
(a) Options, page F-19

41. Please revise your disclosure for the 309,498 options granted during fiscal year 2021 to disclose the total fair value of these options with compensation expense of $145,933
 Aneil Manhas
Bruush Oral Care Inc.
April 28, 2022
Page 9
      recognized during fiscal year 2021 and $92,276 recognized during the 9-months ended
      October 31, 2021. In this regard, it is unclear how $145,933 is the total fair value of the grant as currently disclosed.
13. Derivative Warrant Liability, page F-19

42. Please revise your disclosures for the assumptions used in the Black-Scholes Option
      Pricing Model to include the fair value of the Class B Common Shares, as this is a material input into estimating fair value of the warrants. Please also address this comment for your presentation in MD&A on page 26.
43. For the warrants issued in connection with a private placement of units in August and
      September 2020, please address the inconsistent disclosure regarding the fair value of the warrants upon issuance of $821,346 in Note 12 on page F-18 versus $774,895 on page F-
      20.
44. We note that you issued 236,073 broker warrants with the same terms as the unit warrants for the August and September 2020 private placement units with an issuance fair value of
      $123,981. Please tell us why these warrants have not been included in the disclosure of the derivative warrant liability and marked to fair value for each period presented.
General

45. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Tracey Houser at 202-551-3736 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Christopher Edwards at 202-551-6761 with any other questions.



                                                             Sincerely,
FirstName LastNameAneil Manhas
                                                             Division of
Corporation Finance
Comapany NameBruush Oral Care Inc.
                                                             Office of Life
Sciences
April 28, 2022 Page 9
cc:       Lahdan S. Rahmati
FirstName LastName